UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number: 001-41670

Apollomics Inc.

(Exact name of registrant as specified in its charter)

Not Applicable

(Translation of registrant’s name into English)

989 E. Hillsdale Blvd., Suite 220

Foster City, California 94404

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form  40-F ☐

Establishment of “At the Market” Sales Program

On May 24, 2024, Apollomics Inc., a Cayman Islands exempted company (the “Company”) entered into a Sales Agreement (the “Sales Agreement”) with Cantor Fitzgerald & Co., as sales agent (the “Sales Agent”), in connection with the offer and sale from time to time by the Company (the “Offering”) of the Company’s Class A ordinary shares (the “Class A Ordinary Shares”) having an aggregate offering price of up to $19 million, through or to the Sales Agent.

The issuance and sale, if any, of the Class A Ordinary Shares by the Company under the Sales Agreement will be made pursuant to the Company’s effective registration statement on Form F-3 (Registration Statement No. 333-278430).

Sales of the Company’s Class A Ordinary Shares, if any, in the Offering may be made in sales deemed to be an “at the market offering” as defined in Rule 415(a)(4) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), from time to time. The Sales Agent will use its commercially reasonable efforts to sell on the Company’s behalf all Class A Ordinary Shares requested to be sold by the Company, consistent with its normal trading and sales practices, on mutually agreed terms. There is no arrangement for funds to be received in any escrow, trust or similar arrangement. Sales may also be conducted, with the Company’s consent, in negotiated transactions.

The Company will pay the Sales Agent a commission equal to three percent 3.0% of the gross proceeds from sales of any Class A Ordinary Shares sold through the Sales Agent under the Sales Agreement. The Company has agreed to provide indemnification and contribution to the Sales Agent with respect to certain liabilities, including liabilities under the Securities Act and the Securities Exchange Act of 1934, as amended.

The Company is not obligated to make any sales of Class A Ordinary Shares pursuant to the Sales Agreement. This offering of the Company’s Class A Ordinary Shares pursuant to the Sales Agreement will terminate upon the earlier of (1) the sale of $19,000,000 of the Company’s Class A Ordinary Shares or (2) termination of the Sales Agreement as permitted therein. The Company and Sales Agent may each terminate the Sales Agreement at any time upon ten days’ prior notice or by the Sales Agent at any time in certain circumstances, including the occurrence of a material and adverse change in the Company’s business or financial condition that makes it impractical or inadvisable to market the Company’s Class A Ordinary Shares or to enforce contracts for the sale of the Company’s Class A Ordinary Shares.

The foregoing description of the Sales Agreement is not complete and is qualified in its entirety by reference to the full text of the Sales Agreement, a copy of which is filed herewith as Exhibit 1.1 and is incorporated herein by reference. A copy of the legal opinion of Conyers Dill & Pearman LLP, the Company’s Cayman counsel, relating to the legality of the issuance of the ordinary shares in the Offering is attached as Exhibit 5.1 hereto.

This Report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy the securities discussed herein.

The information contained in this Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the Company’s registration statements, including its registration statements on Form F-3 (File Nos. 333-278430, 333-278431 and 333-279549) and registration statement on Form S-8 (File No. 333-272559), and shall be a part thereof, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

1.1	Sales Agreement, dated as of May 24, 2024, by and between Apollomics Inc. and Cantor Fitzgerald & Co.

5.1	Opinion of Conyers Dill & Pearman LLP.

23.1	Consent of Conyers Dill & Pearman LLP (included in Exhibit 5.1 hereto).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

APOLLOMICS INC.

Date: May 24, 2024	By:	/s/ Guo-Liang Yu
	Name:	Guo-Liang Yu
	Title:	Chief Executive Officer